[DATARAM LOGO]

DATARAM CORPORATION

2010 ANNUAL REPORT

Table of Contents

1   President’s Letter

2   Management's Discussion and Analysis of Financial Condition
    and Results of Operations

11  Financial Review

29  Selected Financial Data

[PICTURE OF JOHN FREEMAN]

President’s Letter

To Our Shareholders:

In last year’s annual report I outlined our growth and diversification strategy for the Company and the initiatives we put in place to implement that strategy. I am pleased to report on our growth, progress and plans to return to profitability.

•	Our traditional memory business grew 20 percent to $30 million and posted its first growth in five years.
•
On March 31, 2009, we acquired certain assets of Micro Memory Bank, Inc. (MMB), a prominent memory module company offering legacy to advanced solutions in laptop, desktop and server memory products.  The MMB Unit’s revenues grew to $14 million and the Unit exceeded its financial performance expectations.  Both MMB and the traditional Dataram memory business have benefited from leveraging each other’s skills, strategies, marketing, sales, engineering and purchasing resources.

•
We implemented our new go to market corporate strategy.  Our traditional direct sales model has changed.  We focused a direct sales team on selling solutions within industry verticals, opened web based e-sales, created an inside sales team and increased our investment in our partner strategy.  We now have implemented Alliance Partners for corporations, Reseller and Distributor Partners, Government Partners and Individual Partners. The results were growth and a doubling of Channel Partner revenues, establishing momentum with these partners and having greater visibility for Dataram products and branding through these new relationships.

•
We developed and launched a new corporate website incorporating new features, functions, content, and branding which reflects and supports our new corporate mission and strategy.  The website’s interactive e-commerce capabilities generated business leads and sales representing over $1 million in revenues.  We expect continued growth in e-sales via the web site through our current search engine optimization, pay per click and social networking initiatives.

•
IT spending is growing as the worldwide economy improves. As a result of the many initiatives we have implemented and the gradual economic recovery, we set the stage for our memory business’ return to cash profitability in the second half of fiscal 2010. We expect continued growth and profitability in our traditional memory business.

•
We have continued to make significant investments as well as steady progress in the development of our XcelaSAN ® product line. XcelaSAN is a unique intelligent Storage Area Network (SAN) optimization solution that delivers substantive application performance improvement to applications such as Oracle, SQL and VMware. XcelaSAN augments existing storage systems by transparently applying intelligent caching algorithms that serve the most active block-level data from high-speed storage, creating an intelligent, virtual solid state SAN. This breakthrough solution allows organizations to dramatically increase the performance of their business-critical applications without the costly hardware upgrades or over-provisioning of storage typically found in current solutions for increased performance. Additional financing has been obtained to support our continued investments in XcelaSAN. In August 2010, we are releasing enhanced features to support sales initiatives. These changes incorporate feedback from our customers and increase the products’ ease of use, ease of installation and interoperability. High availability systems are expected to be available for sale in December. Based on customer feedback and their excitement about the benefits of XcelaSAN, we anticipate that both our enhancements and the shipment of high availability systems will accelerate product sales and broaden market adoption.

•
We will continue to execute our new strategy and leverage the investments we have made in sales, marketing and new product development to increase our growth and profits in our memory solutions and XcelaSAN storage businesses. These investments have also set the stage for Dataram to provide more solutions and optimization benefits to our clients as we continue to diversify and create a stronger foundation for growth.

On behalf of the Company’s Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication.

July 28, 2010

John H. Freeman
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers (OEMs) and compatible memory for leading brands including Dell, HP, IBM, and Sun Microsystems. Additionally, the Company manufactures a line of memory products for Intel and AMD motherboard based servers. The Company is also developing a line of high performance storage caching products.

The Company’s memory products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has two manufacturing facilities in the United States with sales offices in the United States, Europe and Japan.

The Company is an independent memory manufacturer specializing in high capacity memory and competes with several other large independent memory manufacturers as well as the OEMs mentioned above. The primary raw material used in producing memory boards is dynamic random access memory (DRAM) chips. The purchase cost of DRAMs is the largest single component of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

On March 31, 2009, the Company acquired certain assets of Micro Memory Bank, Inc. (MMB), a privately held corporation. MMB is a manufacturer of legacy to advanced solutions in laptop, desktop and server memory products. The acquisition expanded the Company’s memory product offerings and routes to market. The results of operations of MMB for the period from the acquisition date through April 30, 2010 have been included in the consolidated results of operations of the Company.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.

Years Ended April 30,                   2010       2009      2008
_________________________________________________________________

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           73.6       67.4      61.6
                                       _____      _____     _____

Gross profit                            26.4       32.6      38.4

Engineering                              2.3        4.7       4.1

Research and development                 9.7        5.9         0

Selling, general and administrative     30.3       42.7      28.6
                                       _____      _____     _____

Earnings (loss) from operations        (15.9)     (20.7)      5.7

Other income (expense), net             (0.3)       0.9       2.8
                                       _____      _____     _____

Earnings (loss) before income
tax expense                            (16.2)     (19.8)      8.5

Income tax expense (benefit)             8.2       (7.7)      3.3
                                       _____      _____     _____

Net earnings (loss)                    (24.4)     (12.1)      5.2
                                       =====      =====     =====

Fiscal 2010 Compared With Fiscal 2009

Revenues for fiscal 2010 were $44.0 million compared to $25.9 million in fiscal 2009. The recently acquired MMB business unit generated revenues of approximately $14.0 million in fiscal 2010 and $0.9 million in fiscal 2009. Exclusive of the effect of the acquired MMB business units revenues, the Company’s revenues increased by approximately 20% in fiscal 2010 versus fiscal 2009. This was primarily the result of the Company’s implementation of its revamped sales and marketing strategy having a positive effect on demand for its products, coupled with an increase in overall demand for IT infrastructure as the economy recovers from last year’s financial crises.

Revenues for the fiscal years ended April 30, 2010 and 2009 by geographic region were:

                                             Year ended             Year ended
                                           April 30, 2010         April 30, 2009
                                         ________________       ________________
United States                            $     35,566,000       $     19,088,000
Europe                                          4,484,000              4,793,000
Other (principally Asia Pacific Region)         3,970,000              2,016,000
                                         ________________       ________________
Consolidated                             $     44,020,000       $     25,897,000
                                         ================       ================

Cost of sales was $32.4 million in fiscal 2010 or 73.6 percent of revenues compared to $17.4 million or 67.4 percent of revenues in fiscal 2009. Current fiscal year’s cost of sales as a percent of revenue is considered by management to be within the Company’s normal range. The prior fiscal year percentages are considered by management to be unusually low and were the result of a product mix skewed more heavily toward higher margin legacy products as sales of lower margin mainstream products were negatively impacted by the world financial crisis. Fluctuations in cost of sales as a percentage of revenues are not unusual and can result from many factors, including rapid changes in the price of DRAMs, or changes in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix.

Engineering expenses in fiscal 2010 were $1.0 million, versus $1.2 million in fiscal 2009.

Research and development expenses in fiscal 2010 were $4.3 million, versus $1.5 million in fiscal 2009. In the first quarter of the prior fiscal year, the Company implemented a strategy to introduce new and complementary products into its offerings portfolio. The Company is currently focusing on the development of certain high performance storage products. As part of that strategy, in January 2009, the Company entered into a software purchase and license agreement (Agreement) with another company whereby the Company acquired the exclusive right to purchase specified software for a price of $900,000 plus a contingent payment of $100,000. Fiscal 2010’s research and development expense includes $600,000 of expense related to the Agreement, of which $300,000 was expensed in the first fiscal quarter and $300,000 was expensed in the second fiscal quarter. The Company now owns the software. The software and the storage products, which incorporate the software, are currently under development. We expect to make further investments in this area.

Selling, general and administrative(S,G&A) expenses were $13.4 million in fiscal 2010 versus $11.1 million in fiscal 2009. The acquired MMB business unit’s S,G&A expense recorded in fiscal 2010 was approximately $2.1 million, versus $161,000 in fiscal 2009. The prior fiscal year’s expense included a charge of approximately $716,000 related to a retirement agreement entered into with the Company’s former chief executive officer. Stock-based compensation expense is recorded as a component of S,G&A expense and totaled approximately $918,000 in fiscal 2010, versus $533,000 in fiscal 2009. In fiscal 2010, the Company recorded marketing and sales expense related to our new storage products of approximately $906,000 versus nil in the comparable prior year. These expenses are mainly related to the addition of sales personnel and sales engineers for the storage products.

Other income (expense), net for fiscal year 2010 totaled $117,000 expense versus $223,000 income in fiscal 2009. Other income (expense) in fiscal 2010 includes $85,000 of foreign currency transaction losses, primarily as a result of the EURO weakening against the US dollar. Additionally, other income (expense) includes $43,000 of interest expense. Approximately $10,000 of income was recorded for the gain on sale of assets. Other income in fiscal 2009 includes $294,000 of net interest income. Additionally, other income includes $68,000 of foreign currency transaction losses, primarily as a result of the EURO weakening against the US dollar.

The Company’s consolidated statements of operations for fiscal 2010 include approximately $3.6 million of income tax expense. The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of the Expenses – Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC)(Codification). Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when the Company determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. In each reporting period, the Company assesses, based on the weight of all evidence, both positive and negative, whether a valuation allowance on its deferred tax assets is warranted. Based on the assessment conducted in the Company’s reporting period ended January 31, 2010, the Company concluded that such an allowance was warranted and accordingly, recorded a valuation allowance of approximately, $5.8 million in that reporting period.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences or tax attributes are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes. Income tax expense (benefit) for fiscal 2009 was a benefit of $2.0 million. The Company’s effective tax rate for financial reporting purposes in fiscal 2009 was approximately 39%. The Company has Federal and State net operating loss (NOL) carry-forwards of approximately $11.5 million and $9.7 million, respectively. These can be used to offset future taxable income and expire between 2023 and 2030 for Federal tax purposes and 2016 and 2030 for state tax purposes.

Fiscal 2009 Compared With Fiscal 2008

Revenues for fiscal 2009 were $25.9 million compared to $30.9 million in fiscal 2008. The decline in revenues came primarily from a softening in demand due to the weakening economy. Many of our customers curtailed their capital spending while they adapted their business plans. In response to these conditions, the Company instituted a reduction in workforce in the fourth quarter of fiscal 2009.

Cost of sales was $17.4 million in fiscal 2009 or 67.4 percent of revenues compared to $19.0 million or 61.6 percent of revenues in fiscal 2008. Fluctuations in cost of sales as a percentage of revenues are not unusual and can result from many factors, some of which are a rapid change in the price of DRAMs, or a change in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix.

Engineering expenses in fiscal 2009 were $1.2 million, versus $1.3 million in fiscal 2008.

Research and development expenses in fiscal 2009 were $1.5 million, versus nil in fiscal 2008. In fiscal 2009, the Company implemented a strategy to introduce new and complementary products into its offerings portfolio. The Company began to develop certain high performance storage products. As part of that strategy, in January 2009, the Company entered into a software purchase and license agreement with another company whereby the Company acquired the exclusive right to purchase specified software for a price of $900,000 plus a contingent payment of $100,000. Research and development expense in fiscal 2009 includes $300,000 of expense related to the initial payment for the software purchase and license. Additionally, approximately $121,000 of research and development expense recorded in fiscal 2009 represented a non-cash expense for the fair value of stock options issued to a privately held company to acquire certain patents and other intellectual property. These patents and other intellectual property were deemed to have no alternative future use when acquired and we had an uncertainty in receiving future economic benefits from them.

Selling, general and administrative(S,G&A) expenses were $11.1 million in fiscal 2009 versus $8.8 million in fiscal 2008. S,G&A expense in fiscal 2009 includes a charge of approximately $716,000 related to a retirement agreement entered into with the Company’s former chief executive officer. Of this amount, approximately $660,000 relates to payments defined in the agreement and the balance consists primarily of legal fees incurred by the Company associated with this matter. Fiscal 2009 expense also includes $418,000 of severance for terminated employees and a $138,000 charge as a result of one of the Company’s foreign customers entering receivership. Fiscal 2009 S,G&A expense includes approximately $161,000 associated with the operations of the acquired MMB business unit. The remaining increase in S,G&A expense is primarily attributable to planned increases in the Company’s sales and marketing infrastructure which occurred prior to the economic downturn. In the fourth quarter of fiscal 2009, the Company took actions to reduce its S,G&A expenses in response to the changed economic environment. Stock-based compensation expense is recorded as a component of S,G&A expense and totaled $533,000 in fiscal 2009 versus $297,000 in fiscal 2008.

Other income, net for fiscal year 2009 totaled $223,000 versus $868,000 in fiscal 2008. Other income in fiscal 2009 includes $294,000 of net interest income. Additionally, other income includes $68,000 of foreign currency transaction losses, primarily as a result of the EURO weakening against the US dollar.  Other income in Fiscal 2008 includes $748,000 of net interest income and $120,000 of foreign currency transaction gains, primarily as a result of the EURO strengthening relative to the US dollar.

Income tax expense (benefit) for fiscal 2009 was a benefit of $2.0 million versus $1.0 million of tax expense in fiscal 2008. The Company’s effective tax rate for financial reporting purposes in fiscal 2009 was approximately 39%.

Liquidity and Capital Resources

Cash and cash equivalents at the end of fiscal 2010 amounted to $2.5 million and working capital amounted to $8.5 million, reflecting a current ratio of 2.4 to 1, compared to cash and cash equivalents of $12.5 million, working capital of $15.5 million and a current ratio of 6.0 to 1 as of April 30, 2009.

Accounts receivable at the end of fiscal 2010 were $5.3 million compared to fiscal 2009 year end accounts receivable of $3.4 million.

The Company used $8.8 million of cash flows in operating activities primarily the result of net losses of $10.7 million. The net loss was partially offset by the reversal of deferred tax asset of $3.6 million. Inventories increased by approximately $4.7 million. The MMB business unit described in Note 2 to the consolidated financial statements increased its inventory levels by approximately $2.8 million to properly support normal sales levels. At April 30, 2009, the MMB business unit inventory totaled approximately $170,000. Inventory was maintained at an unsustainably low level during the first month subsequent to the acquisition as part of the Company’s transition and integration plan. The balance of the inventories increase was primarily the result of a management decision to purchase certain inventories at favorable pricing levels. Accounts receivable increased approximately $2.0 million as a result of increased revenues. Cash used in operating activities was partially offset by an increase in accounts payable of approximately $2.1 million. Depreciation and amortization expense of approximately $1.2 million and non-cash stock-based expense of approximately $918,000 were also recorded. Accrued liabilities increased by approximately $650,000.

Cash used in investing activities totaled approximately $2.3 million and consisted of the acquisition of a business, more fully described below, totaling approximately $1.7 million and additions of property and equipment totaling approximately $574,000.

Cash provided by financing activities totaled approximately $1.1 million and consisted of proceeds from a loan from a related party totaling $1.0 million and proceeds from the sale of common shares under the Company’s stock option plan totaling approximately $118,000.

Capital expenditures were $574,000 in fiscal 2010 compared to $617,000 in fiscal 2009. Fiscal 2011 capital expenditures are expected to total approximately $600,000. At the end of fiscal 2010, contractual commitments for capital purchases were zero.

On December 4, 2002, the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of April 30, 2010, the total number of shares authorized for purchase under the program is 172,196 shares. In fiscal 2010 and 2009, the Company did not repurchase any shares of its common stock.

On February 24, 2010, the Company entered into a Note and Security Agreement (“Agreement”) with an employee who is also an executive officer of the Company.  Under the Agreement, the Company borrowed the principal sum of $1,000,000 for a period of six months, which the Company can extend for an additional three months without penalty.  The loan bears interest at the rate of 5.25%. Interest is payable monthly, and the entire principal amount is payable in the event of the employee’s termination of employment by the Company.  The loan is collateralized by a security interest in all machinery, equipment and inventory of Dataram at its Montgomeryville, PA location. Also, as a subsequent event, on July 27, 2010, the Company entered into an agreement with a financial institution for secured debt financing of up to $5.0 million. Also, on July 27, 2010, the Company entered into an agreement with a vendor, which is wholly owned by the employee and executive officer referred to above, to consign a formula based amount of up to $3.0 million of certain inventory into our manufacturing facilities. This will allow us to substantially reduce our inventory carrying requirements while still maintaining our ability to service our customers. Management believes that the Company’s cash flows generated from operations together with cash generated through these agreements will be sufficient to meet the Company’s short-term liquidity needs. Management also believes that in order to satisfy long-term liquidity needs, the Company will need to generate profitable operations and positive cash flows.

On March 31, 2009, the Company acquired certain assets of MMB. The Company purchased the assets from MMB for total consideration of approximately $2,253,000, of which approximately $912,000 was paid in cash. The Company also assumed certain accounts payable totaling approximately $190,000 and certain accrued liabilities totaling approximately $122,000. The net assets acquired by the Company were recorded at their respective fair values under the purchase accounting guidance existing at the date of acquisition.  Under the terms of the agreement with MMB, the remaining portion of the purchase price is contingently payable based upon the performance of the new Dataram business unit to be operated as a result of the acquisition (the Unit) and consists of a percentage, averaging 60%, payable quarterly, over the next three years of earnings before interest, taxes, depreciation and amortization of the Unit and will be recorded as a component of Goodwill in the Company’s consolidated financial statements.

Contractual Obligations

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2010 are as follows:

                                        Operating leases
Year ending April 30:                   ________________
2011                                    $        387,000
2012                                              34,000
Thereafter                                             0
                                        ________________
                                        $        421,000
                                        ================

Purchases

At April 30, 2010, the Company had open purchase orders outstanding totaling $5.5 million primarily for inventory items to be delivered in the first six months of fiscal 2011. These purchase orders are cancelable.

Recently Adopted Accounting Guidance

We have adopted the authoritative guidance issued by the FASB ASC as the source of authoritative accounting and reporting standards to be applied by nongovernmental entities to financial statements that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The FASB ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the FASB Codification did not have a material impact on our consolidated financial statements. The GAAP references in the accompanying consolidated financial statements reflect the FASB Codification.

On May 1, 2009, we adopted authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. We have not completed any business combinations since May 1, 2009.

On May 1, 2009, we adopted the authoritative guidance issued that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. Adoption of the new guidance did not have a material impact on our financial statements because we do not have a noncontrolling interest in our consolidated financial statements.

On May 1, 2009, we adopted the authoritative guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on our financial statements.

The Subsequent Events Topic of the FASB ASC, effective May 1, 2009, established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through the filing date and has determined that other than the Agreements more fully described in Note 5 to the consolidated financial statements, no subsequent event or transaction meets the requirements for disclosure.

Recent Accounting Guidance Not Yet Adopted

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning May 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We believe adoption of this new guidance will not have a material impact on our financial statements.

In October 2009, the FASB issued authoritative guidance on revenue recognition which is effective for us beginning on May 1, 2010, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product are no longer within the scope of the software revenue recognition guidance, and software-enabled products are now subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We believe adoption of this new guidance will not have a material impact on our financial statements.

Critical Accounting Policies

During December 2001, the Securities and Exchange Commission (SEC) published a Commission Statement in the form of Financial Reporting Release No. 60 which encouraged that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC has defined critical accounting policies as those that are both important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While the Company's significant accounting policies are summarized in Note 1 to the consolidated financial statements included in this Annual Report, management believes the following accounting policies to be critical:

Revenue Recognition - Revenue is recognized when title passes upon shipment of goods to customers. The Company’s revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with the Revenue Recognition –Right of Return Topic of the FASB ASC. Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.

Stock Option Expense - As required by the Compensation - Stock Compensation Topic of FASB ASC, the accounting for transactions in which an entity receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of such equity instruments are accounted for using a fair value-based method with a recognition of an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans. The consolidated statements of operations for fiscal 2010 and fiscal 2009 include approximately $918,000 and $533,000, respectively, of stock-based compensation expense. Stock-based compensation expense is recognized in the selling, general and administrative expenses line item of the accompanying consolidated statements of operations on a ratable basis over the vesting periods. These stock option grants have been classified as equity instruments and, as such, a corresponding increase, net of the reversal of the previously recorded income tax benefit for options which expired during the reporting period, has been reflected in additional paid-in capital in the accompanying balance sheet. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following  assumptions: The expected life in fiscal year 2010 represents the period that the Company’s stock-based awards are expected to be outstanding and was calculated using the simplified method pursuant to SEC Staff Accounting Bulletin (SAB) No. 107 (SAB 107) and SAB No. 110. Expected life for fiscal years 2009 and 2008 is based on the Company’s historical experience of option exercises relative to option contractual lives. Expected volatility is based on the historical volatility of the Company’s common stock using the daily closing price of the Company’s common stock, pursuant to SAB 107. Expected dividend yield assumes the current dividend rate remains unchanged. Expected forfeiture rate is based on the Company’s historical experience. The risk-free rate is based on the rate of U.S Treasury zero-coupon issues with a remaining term equal to the expected life of the option grants.

Research and Development Expense – All research and development costs are expensed as incurred, including Company-sponsored research and development and costs of patents and other intellectual property that have no alternative future use when acquired and in which we had an uncertainty in receiving future economic benefits.

Income Taxes - The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of the Expenses – Income Taxes Topic of the FASB ASC. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes. The Company recognizes, in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on technical merits of the position.  There are no material unrecognized tax positions in the financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred tax asset valuation allowance, assumptions for valuing stock based compensation awards, estimating the fair value and/or impairment of our goodwill and other operating allowances and accruals. Actual results could differ from those estimates.

Quantitative and Qualitative Disclosure about Market Risk

The Company does not invest in market risk sensitive instruments. At times, the Company's cash equivalents consist of overnight deposits with banks and money market accounts. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company's objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

The Company purchases and sells primarily in U.S. dollars. The Company sells in foreign currency (primarily Euros) to a limited number of customers and as such incurs some foreign currency risk. At any given time, approximately 5 to 10 percent of the Company's accounts receivable are denominated in currencies other than U.S. dollars. At present, the Company does not purchase forward contracts as hedging instruments, but could do so as circumstances warrant.

Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

The Chief Executive Officer and Chief Financial Officer of the Company disclosed a material weakness in our financial reporting in the quarter ended January 31, 2010. This weakness was comprised of a financial accounting deficiency relating to the initial non-recording during the third quarter ended January 31, 2010 of a deferred tax asset valuation allowance, which was subsequently recorded in the financial statements.  The Chief Executive Officer and Chief Financial Officer of the Company have corrected the weakness.  The Company’s tax provision and related accounts are independently reviewed.

Management has conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. With the exception of the rectification of aforementioned material weakness, there were no changes in our internal control over financial reporting during fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management has concluded that the Company’s internal control over financial reporting was effective as of April 30, 2010. This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm.

Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol “DRAM”. The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.

                          2010                   2009
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $ 1.75      $ 1.27      $ 3.35     $ 2.21
Second Quarter       4.49        1.39        2.50       1.13
Third Quarter        5.49        2.50        1.88       1.08
Fourth Quarter       3.51        2.22        1.40       1.11

At April 30, 2010, there were approximately 5,000 shareholders.

DATARAM CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
April 30, 2010 and 2009
(In thousands, except share and per share amounts)

2010 2009
______ ______
Assets
Current assets:
Cash and cash equivalents $ 2,507 $12,525
Accounts receivable, less allowance for
doubtful accounts and sales returns
of $250 in 2010 and $290 in 2009 5,344 3,381
Inventories:
Raw materials 3,919 1,345
Work in process 32 15
Finished goods 2,921 841
______ ______
6,872 2,201

Deferred income taxes - 300
Other current assets 87 126
______ ______
Total current assets 14,810 18,533

Deferred income taxes - 3,282

Property and equipment:
Machinery and equipment 12,300 11,761
Leasehold improvements 2,235 2,225
______ ______
14,535 13,986
Less accumulated depreciation
and amortization 13,418 12,886
______ ______
Net property and equipment 1,117 1,100

Other assets 105 136

Intangible assets, less accumulated
amortization of $692 in 2010 and
$55 in 2009 867 1,504

Goodwill 754 -
______ ______

$17,653 $24,555
====== ======
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable $ 3,523 $ 1,386
Accrued liabilities 1,738 1,689
Note payable to related party 1,000 -
______ ______
Total current liabilities 6,261 3,075

Accrued liabilities - 381
______ ______
Total liabilities 6,261 3,456

Commitments and contingencies

Stockholders' equity:
Common stock, par value $1.00 per share.
Authorized 54,000,000 shares; issued
and outstanding 8,918,309 at April 30,
2010 and 8,869,184 on April 30, 2009 8,918 8,869
Additional paid-in capital 8,009 7,023
Retained earnings (accumulated deficit) (5,535) 5,207
______ ______
Total stockholders' equity 11,392 21,099

______ ______

$17,653 $24,555
====== ======

See accompanying notes to consolidated financial statements.

DATARAM CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended April 30, 2010, 2009 and 2008
(In thousands, except per share amounts)

2010 2009 2008
_______ _______ _______

Revenues $ 44,020 $ 25,897 $ 30,893

Costs and expenses:
Cost of sales 32,408 17,443 19,016
Engineering 997 1,219 1,267
Research and development 4,265 1,531 -
Selling, general and administrative 13,365 11,064 8,837
_______ _______ _______
51,035 31,257 29,120
_______ _______ _______
Earnings (loss) from operations (7,015) (5,360) 1,773

Other income (expense):
Interest income 12 300 754
Interest expense (54) (6) (6)
Currency gain (loss) (85) (68) 120
Other income (expense) 10 (3) -
_______ _______ _______
(117) 223 868
_______ _______ _______

Earnings (loss) before income tax
expense (benefit) (7,132) (5,137) 2,641

Income tax expense (benefit) 3,611 (2,002) 1,033
_______ _______ _______
Net earnings (loss) $(10,743) $(3,135) $ 1,608
======= ======= =======
Net earnings (loss) per common share:
Basic $ (1.21) $ (0.35) $ 0.18
======= ======= =======

Diluted $ (1.21) $ (0.35) $ 0.18
======= ======= =======

See accompanying notes to consolidated financial statements.

DATARAM CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended April 30, 2010, 2009 and 2008
(In thousands)

2010 2009 2008
______ ______ ______

Cash flows from operating activities:

Net earnings (loss) $(10,743) $(3,135) $ 1,608

Adjustments to reconcile net earnings
(loss)to net cash provided by
(used in)operating activities:
Depreciation and amortization 1,193 456 312
Bad debt expense (recovery) 32 204 (18)
Stock-based compensation expense 918 533 297
Other stock option expense - 121 -
Loss (gain) on sale of property
and equipment (10) 2 -
Deferred income tax expense (benefit) 3,582 (2,040) 691
Excess tax benefits from sale of
common shares under stock
option plan - - (81)
Changes in assets and liabilities
(net of effect of acquisition
of business):
Decrease (increase) in
accounts receivable (1,994) 940 688
Decrease (increase) in
inventories (4,672) (223) 144
Decrease (increase) in
other current assets 39 (28) 133
Decrease (increase) in
other assets 31 (41) 26
Increase (decrease) in
accounts payable 2,137 (594) 192
Increase (decrease) in
accrued liabilities 650 217 (274)
_____ _____ _____
Net cash provided by (used in)
operating activities (8,837) (3,588) 3,718
_____ _____ _____
Cash flows from investing activities:
Acquisition of business (1,736) (912) -
Collection of note receivable - - 1,537
Additions to property and equipment (573) (617) (235)
Proceeds from sale of property and
equipment 10 - 21
_____ _____ _____
Net cash provided by (used in)
investing activities (2,299) (1,529) 1,323
_____ _____ _____

Cash flows from financing activities:
Proceeds from related party note payable 1,000 - -
Proceeds from sale of common shares
under stock option
plan (including tax benefits) 118 - 496
Excess tax benefits from sale of
common shares under stock
option plan - - 81
Dividends paid - - (2,114)
_____ _____ _____
Net cash provided by (used in)
financing activities 1,118 - (1,537)
_____ _____ _____
Net increase (decrease) in cash
and cash equivalents (10,018) (5,117) 3,504
Cash and cash equivalents at
beginning of year 12,525 17,642 14,138
_____ _____ _____
Cash and cash equivalents at end of year $ 2,507 $ 12,525 $ 17,642
===== ===== =====

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest $ 54 $ 6 $ 6
===== ===== =====
Income taxes $ 35 $ 20 $ 134
===== ===== =====

See accompanying notes to consolidated financial statements.

DATARAM CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years ended April 30, 2010, 2009 and 2008
(In thousands, except share amounts)

Retained Total
Additional earnings stock-
Common paid-in (accumulated holders’
stock capital (deficit) equity
______ ________ ________ ________

Balance at April 30, 2007 $ 8,688 $ 5,796 $ 8,848 $23,332

Issuance of 181,429 shares
under stock option plans,
including income tax
benefit of $81 181 315 - 496

Net earnings - - 1,608 1,608

Stock-based compensation expense - 297 - 297

Dividends paid (1) - - (2,114) (2,114)

______ _______ _______ _______
Balance at April 30, 2008 $ 8,869 $ 6,408 $ 8,342 $23,619

Net loss - - (3,135) (3,135)

Stock-based compensation expense
Net of tax effect of
expired options of $39 - 494 - 494

Other stock option expense - 121 - 121

______ _______ _______ _______
Balance at April 30, 2009 $ 8,869 $ 7,023 $ 5,207 $21,099

Issuance of 49,125 shares
under stock option plans 50 68 - 118

Net loss - - (10,743) (10,743)

Stock-based compensation
expense - 918 - 918
______ _______ _______ _______

Balance at April 30, 2010 $ 8,919 $ 8,009 $(5,536) $11,392
====== ====== ====== ======
(1) Dividends paid in the fiscal year ended April 30, 2008 totaled $0.24 per common share and were paid quarterly at the rate of $0.06 per common share.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

(1) Significant Accounting Policies

Description of Business

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers (OEMs) and compatible memory for leading brands including Dell, HP, IBM and Sun Microsystems. Additionally, the Company manufactures a line of memory products for Intel and AMD motherboard based servers. The Company is also developing a line of high performance storage caching products.

The Company’s memory products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has two manufacturing facilities in the United States with sales offices in the United States and Europe.

The Company is an independent memory manufacturer specializing in high capacity memory and competes with several other large independent memory manufacturers as well as the OEMs mentioned above. The primary raw material used in producing memory boards is dynamic random access memory (DRAM) chips. The purchase cost of DRAMs is the largest single component of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Liquidity

As discussed in Note 5, the Company entered into an accounts receivable financing agreement and an inventory consignment agreement to address short-term liquidity needs.  Based on the cash flows expected to be provided from these agreements along with the cash flows projected to result from the Company’s operations, management has concluded that the Company’s short-term liquidity needs have been satisfied.  In order to satisfy long-term liquidity needs, the Company will need to generate profitable operations and positive cash flows.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash and money market accounts.

Accounts Receivable

Accounts receivable consists of the following categories:

                                         April 30, 2010     April 30, 2009
                                        ________________    ______________
Trade receivables                       $      5,000        $    3,599
VAT receivable                                   594                72
Allowance for doubtful accounts
  and sales returns                             (250)             (290)
                                        ________________    ______________
                                        $      5,344        $    3,381
                                        ================    ==============

The VAT receivable was collected in the first quarter of the Company’s fiscal year ending April 30, 2011.

Inventories

Inventories, consisting of materials, labor and manufacturing overhead, are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

Note Receivable

On December 29, 2005, the Company closed on an agreement to sell its undeveloped land. The purchase price was $3,075 of which half, or $1,537, was paid in the form of a note that accrued interest, payable monthly, at 5% per annum for a period of one year and 7.5% per annum thereafter. In fiscal 2008, the note was paid in full.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed on the straight-line basis. Depreciation and amortization rates are based on the estimated useful lives, which range from three to five years for machinery and equipment and five to six years for leasehold improvements. When property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation and amortization are removed from the accounts.

Repair and maintenance costs are charged to operations as incurred.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less cost to sell, and no longer depreciated. The Company considers various valuation factors, principally undiscounted cash flows, to assess the fair values of long-lived assets.

Intangible Assets and Goodwill

Intangible assets with determinable lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to five years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets with definitive lives are subject to amortization. No material impairments of intangible assets have been identified during any of the periods presented. Goodwill is tested for impairment on an annual basis and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. The date of our annual impairment test is March 1.

Revenue Recognition

Revenue is recognized when title passes upon shipment of goods to customers. The Company’s revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale. Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.

Engineering and Research and Development

The Company expenses engineering costs as incurred. Engineering effort is directed to the development of new or improved computer memory products as well as ongoing support for existing products. All research and development costs are expensed as incurred, including Company-sponsored research and development and costs of patents and other intellectual property that have no alternative future use when acquired and in which we had an uncertainty in receiving future economic benefits.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes. The Company recognizes, in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on technical merits of the position. The Company's Federal tax returns for fiscal 2007 through fiscal 2009 remain open for examination. There are no material unrecognized tax positions in the financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts.  To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers' financial condition, as well as general economic conditions and, generally, requires no collateral from its customers. At April 30, 2010, amounts due from one customer totaled approximately 14% of accounts receivable. At April 30, 2009, amounts due from one customer totaled approximately 21% of accounts receivable.

In fiscal 2010, the Company had sales to one customer that accounted for approximately 11% revenues. In fiscal 2009, the Company had sales to one customer that accounted for approximately 17% of revenues. In fiscal 2008, the Company had sales to one customer that accounted for 14% of revenues.

Net earnings (loss) per share

Basic net earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share was calculated in a manner consistent with basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

The following presents a reconciliation of the numerator and denominator used in computing basic and diluted net earnings per share.

                                   Year ended April 30, 2010
                                 Loss       Shares      Per share
                             (numerator) (denominator)    amount
                              _________   ___________   _________

Basic net loss per share
-net loss and weighted
average common shares
outstanding                    $(10,743)   8,890,914     $(1.21)

Effect of dilutive securities
-stock options                       -             -          -
                               _______     _________     ______
Diluted net loss per share
-net loss weighted
average common shares
outstanding and effect of
stock options                  $(10,743)   8,890,914     $(1.21)
                               =======     =========     ======

                                   Year ended April 30, 2009
                                 Loss       Shares      Per share
                             (numerator) (denominator)    amount
                              _________   ___________   _________

Basic net loss per share
-net loss and weighted
average common shares
outstanding                    $(3,135)    8,869,184     $ (.35)

Effect of dilutive securities
-stock options                       -             -          -
                               _______     _________     ______
Diluted net loss per share
-net loss weighted
average common shares
outstanding and effect of
stock options                  $(3,135)    8,869,184     $ (.35)
                               =======     =========     ======

                                 Year ended April 30, 2008
                              Earnings      Shares      Per share
                             (numerator) (denominator)    amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 1,608     8,825,000     $  .18

Effect of dilutive securities
-stock options                       -        29,000          -
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 1,608     8,854,000     $  .18
                               =======     =========     ======

Diluted net loss per common share does not include the effect of options to purchase 1,996,800 shares of common stock for the year ended April 30, 2010 because they are anti-dilutive.

Diluted net loss per common share does not include the effect of options to purchase 1,307,675 shares of common stock for the year ended April 30, 2009 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 756,135 shares of common stock for the year ended April 30, 2008 because they are anti-dilutive.

Product Warranty

The majority of the Company’s products are intended for single use; therefore, the Company requires limited product warranty accruals. The Company accrues estimated product warranty cost at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated.

                     Balance       Charges to                              Balance
                    Beginning      Costs and                                 End
                     of Year        Expenses       Other     Deductions     of Year
                    _________      _________       _____     __________    ________
Year Ended
April 30, 2010        $  79              6           -           (6)         $  79

Year Ended
April 30, 2009        $  54              5          25(1)         (5)         $  79

Year Ended
April 30, 2008        $  54             20           -          (20)         $  54

  (1)   Includes a warranty obligation of an acquired business (See Note 2).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred tax asset valuation allowance and other operating allowances and accruals. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the consolidated balance sheets.

Stock-Based Compensation

At April 30, 2010, the Company has stock-based employee and director compensation plans, which are described more fully in Note 7. New shares of the Company's common stock are issued upon exercise of stock options.

The accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments are accounted for using a fair value-based method with a recognition of an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans.

Our consolidated statement of operations for fiscal year ended April 30, 2010 includes $918 of compensation expense. Compensation expense is recognized in the selling, general and administrative expenses line item of the accompanying consolidated statements of operations on a ratable basis over the vesting periods. These stock option grants have been classified as equity instruments, and as such, a corresponding increase has been reflected in additional paid-in capital in the accompanying balance sheet as of April 30, 2010. In fiscal 2009 and fiscal 2008, stock-based compensation expense totaled $533 and $297, respectively. A corresponding increase of $533 is reflected in additional paid-in capital in fiscal 2009’s balance sheet. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model.

Excess tax benefits are reported as a financing cash inflow. The Company had $81 of excess tax benefits in fiscal 2008.

A summary of option activity under the plans for the fiscal year ended April 30, 2010 is as follows:

                                Weighted        Weighted average      Aggregate
                                 average           remaining          intrinsic
                   Shares     exercise price    contractual life      value(1)
                 __________   ______________    ________________      _________
Balance
April 30, 2009    1,257,675       $4.53               4.37             $    4

Granted           1,039,500       $2.55                 -                  -
Exercised           (49,125)      $2.41                 -                  -
Expired            (301,250)      $6.14                 -                  -

Balance
April 30, 2010    1,946,800       $3.25               6.38             $  175

Exercisable
April 30, 2010      801,800       $4.23               3.56             $  158

(1) These amounts represent the difference between the exercise price and $2.38, the closing price of Dataram common stock on April 30, 2010 as reported on the NASDAQ Stock Market, for all in-the-money options outstanding. For exercised options, intrinsic value represents the difference between the exercise price and the closing price of Dataram common stock on the date of exercise.

Total cash received from the exercise of options in fiscal 2010 was $118. During fiscal 2010, 346,500 options completed vesting. As of April 30, 2010, there was $1.0 million of total unrecognized compensation expense related to stock options. This expense is expected to be recognized over a weighted average period of approximately twenty-two months. At April 30, 2010, an aggregate of 12,927 shares were authorized for future grant under the Company’s stock option plans.

The fair value of each stock option granted during the year is estimated on the date of grant using the  Black-Scholes option pricing model with the following  assumptions:

                                              2010         2009       2008
                                            -------      -------    -------
Expected life (years)                     3.0 to 6.0   5.0 to 10.0    4.0
Expected volatility                            56%         110%       110%
Expected dividend yield                         -            -        7.2%
Expected forfeiture rate                      5.0%         5.0%       5.0%
Risk-free interest rate                   1.6% to 2.8%     4.0%       5.0%
Weighted average fair value of options
  granted during the year                   $ 2.55       $ 2.36     $ 1.81

The expected life in fiscal year 2010 represents the period that the Company’s stock-based awards are expected to be outstanding and was calculated using the simplified method pursuant to SEC Staff Accounting Bulletin (SAB) Nos. 107 and 110. Expected life for fiscal years 2009 and 2008, is based on the Company’s historical experience of option exercises relative to option contractual lives. Expected volatility is based on the historical volatility of the Company’s common stock using the daily closing price of the Company’s common stock, pursuant to SAB 107. Expected dividend yield assumes the current dividend rate remains unchanged. Expected forfeiture rate is based on the Company’s historical experience. The risk-free rate is based on the rate of U.S Treasury zero-coupon issues with a remaining term equal to the expected life of the option grants.

(2) Acquisition

On March 31, 2009, the Company acquired certain assets of Micro Memory Bank, Inc. (MMB), a privately held corporation. MMB is a manufacturer of legacy to advanced solutions in laptop, desktop and server memory products. The acquisition expands the Company’s memory product offerings and routes to market. The Company purchased the assets from MMB for total consideration of approximately $2,253 of which approximately $912 was paid in cash. The Company also assumed certain accounts payable totaling approximately $190 and certain accrued liabilities totaling approximately $122. Under the terms of the agreement with MMB, the remaining portion of the purchase price is contingently payable based upon the performance of the new Dataram business unit to be operated as a result of the acquisition (the Unit) and consists of a percentage, averaging 65%, payable quarterly, over the four year period from date of acquisition, of earnings before interest, taxes, depreciation and amortization of the Unit. The net assets acquired by the Company were recorded at their respective fair values under the purchase method of accounting. The results of operations of MMB for the period from the acquisition date, March 31, 2009, through April 30, 2010 have been included in the consolidated results of operations of the Company.

The following unaudited pro forma financial information presents the combined results of operations of the Company for the year ended April 30, 2009 as if the acquisition had occurred at May 1, 2008. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company been a single entity during this period.

                                     Fiscal year
                                       ended
                                   April 30, 2009
                                   ______________

Revenues                                 $37,814
Net loss                                 ($2,929)
Basic and diluted loss per share          ($0.33)

The total consideration of the acquisition has been allocated to the fair value of the assets of MMB as follows:

Accounts receivable                             $    478
Machinery and equipment                              200
Deposits                                              16
Trade names                                          733
Customer relationships                               758
Non-compete agreement                                 68
                                                --------
Gross assets acquired                              2,253
Liabilities assumed                                  312
                                                --------
Net assets acquired                             $  1,941
                                                ========

The Company estimates that it has no significant residual value related to its intangible assets. Acquired intangibles generally are amortized on a straight-line basis over weighted average lives. Intangible assets amortization expense was $637 and $55 for fiscal 2010 and fiscal year 2009, respectively, and nil for fiscal year 2008. The components of finite-lived intangible assets acquired during fiscal year 2009 are as follows:

                          Gross     Weighted                    Net
                         Carrying    Average   Accumulated    Carrying
                          Amount      Life     Amortization    Amount
                         ________   _______    ____________   ________
Customer relationships  $   758     2 Years      $ 515          $   243
Trade names                 733     5 Years        158              575
Non-compete agreement        68     4 Years         19               49
                        -------                   ----          -------
                        $ 1,559                  $ 692          $   867
                        =======                   ====          =======

The following table outlines the estimated future amortization expense related to intangible assets:

Year ending April 30:

2011                                $   407
2012                                    164
2013                                    162
2014                                    134
                                    -------
                                    $   867
                                    =======

The contingent purchase price amount for the acquisition in the fiscal year ended April 30, 2010 totaled $1,736 of which $754 is recorded as an addition to goodwill in the fiscal year ended April 30, 2010. Following are details of the changes in our goodwill balances during the fiscal years ended April 30, 2010 and 2009:

                                  Fiscal year          Fiscal year
                                     ended                ended
                                 April 30, 2010       April 30, 2009
                                 ______________       ______________
Beginning balance                    $   -                $   -
Contingently payable
acquisition purchase price             754                    -
                                     -----                -----
Ending balance                       $ 754                $   -
                                     =====                =====

None of the amounts recorded as goodwill are expected to be deductible for tax purposes. We test goodwill for impairment annually on March 1, using a fair value approach.

(3) Long-Term Debt

On June 21, 2004, the Company entered into a credit facility with a bank, which provided for up to a $5 million revolving credit line. The Company was required to pay a fee equal to one-eighth of one percent per annum on the unused commitment. There have been no borrowings against the credit line. On February 23, 2009, the Company canceled this agreement.

(4) Related Party Transactions

During fiscal 2010 and 2009, the Company purchased inventories for resale totaling approximately $4,976 and $727, respectively from Sheerr Memory, LLC (Sheerr Memory). Sheerr Memory’s owner is employed by the Company as the general manager of the acquired MMB business unit described in Note 2 and is an executive officer of the Company. When the Company acquired certain assets of MMB, it did not acquire any of its inventory. However, the Company informally agreed to purchase such inventory on an as needed basis, provided that the offering price was a fair market value price. The inventory acquired was purchased subsequent to the acquisition of MMB at varying times and consisted primarily of raw materials and finished goods used to produce products sold by the MMB business unit. Approximately $400 and $560, respectively, of accounts payable in the Company’s consolidated balance sheets as of April 30, 2010 and 2009 is payable to Sheerr Memory. Sheerr Memory offers the Company trade terms of net 30 days and all invoices are settled in the normal course of business. No interest is paid. The Company has made further purchases from Sheerr Memory subsequent to April 30, 2010 and management anticipates that the Company will continue to do so, although the Company has no obligation to do so.

On February 24, 2010, the Company entered into a Note and Security Agreement (“Agreement”) with Sheerr Memory’s owner.  Under the Agreement, the Company borrowed the principal sum of $1,000,000 for a period of six months, which the Company can extend for an additional three months without penalty.  The loan bears interest at the rate of 5.25%. Interest is payable monthly, and the entire principal amount is payable in the event of the employee’s termination of employment by the Company.  The loan is secured by a security interest in all machinery, equipment and inventory of Dataram at its Montgomeryville, PA location.

(5) Subsequent Event

On July 27, 2010, the Company entered into a credit facility with a bank, which provides for up to a $5,000 revolving credit line. Advances under the facility are due on demand and are limited to 80% of eligible receivables, as defined in the agreement. The agreement does not have a fixed term. The agreement provides for Prime Rate loans at an interest rate equal to the Prime Rate plus two percent, subject to minimum interest rate of five and one quarter percent. The Company is required to pay a monthly maintenance fee equal to six-tenths of one percent (0.6%) of the monthly average principal balance of any borrowings under the facility in the prior month.  The agreement contains certain restrictive covenants, specifically a minimum tangible net worth covenant and certain other covenants, as defined in the agreement.

On July 27, 2010, the Company entered into an agreement with Sheerr Memory (See Note 4) to consign a formula based amount of up to $3,000 of certain inventory into the Company’s manufacturing facilities.

(6) Income Taxes

Income tax expense (benefit) for the years ended April 30 consists of the following:

                                          2010         2009         2008
                                         _____        _____        _____
Current:
     Federal                           $    -        $   -     $      75
     State                                  29           -           267
                                         _____        _____        _____
                                            29                       342

Deferred:
     Federal                             3,216       (1,595)         678
     State                                 366         (407)          13
                                         _____        _____        _____
                                         3,582       (2,002)         691
                                         _____        _____        _____

Total income tax expense (benefit)    $  3,611      $(2,002)     $ 1,033
                                         =====        =====        =====

The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 34% in 2010 and 35% in 2009 and 2008 to earnings before income taxes) as follows:

                                         2010         2009         2008
                                         _____        _____        _____

Computed "expected" tax
  expense (benefit)                    $(2,425)    $ (1,798)      $  924
State income taxes(net
  of Federal income tax
  benefit)                                 395         (269)         173

Other                                     (138)          65          (64)

Total income tax expense (benefit)
  before provision for valuation
  allowance                             (2,168)      (2,002)       1,033

Provision for valuation allowance        5,779           -            -
Total income tax expense (benefit)     $ 3,611      $(2,002)     $ 1,033
                                         =====        =====        =====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                            2010         2009
                                            ____         ____
Deferred tax assets:
  Compensated absences and severance,
   principally due to accruals for
   financial reporting purposes          $   96       $   139
  Stock-based compensation expense          838           493
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                         98           113
  Property and equipment, principally
   due to differences in depreciation       (27)          (40)
  Intangible assets                         288            63
  Inventories                               217            94
  Foreign tax credit                         53            53
  Domestic net operating losses           4,488         2,142
  Alternative minimum tax                   438           438
  Other                                      73            87
                                           _____        _____
Net deferred tax assets                   6,562         3,582

Valuation allowance                      (6,562)           -

                                           _____        _____
Net deferred tax assets                  $    0       $ 3,582
                                           =====        =====

The Company recorded a valuation allowance of $6,562 and $0,for the fiscal years ended April 30, 2010 and April 30, 2009.

The Company has Federal and State net operating loss carryforwards of approximately $11,491 and $9,685, respectively. These can be used to offset future taxable income and expire between 2023 and 2030 for Federal tax purposes and 2016 and 2030 for State tax purposes. The tax benefit of net operating loss carryforwards utilized in each of the three years ended April 30, 2010 is as follows:

                      Federal   State     Total
         2010         $ -       $ -      $ -
         2009         $ -       $ -      $ -
         2008         $2,208    $ -      $2,208

(7) Stock Option Plans

The Company has a 1992 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allowed granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. Under option agreements granted under the plan, the holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2010, 12,000 of the outstanding options are exercisable. No further options may be granted under this plan.

The Company also has a 2001 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company’s common stock at an option price to be no less than the fair market value of the Company’s common stock on the date such options are granted. Currently, options granted under the plan vest ratably on the annual anniversary date of the grants. Vesting periods for options currently granted under the plan range from one to five years. At April 30, 2010, 609,800 of the outstanding options are exercisable.

The status of the plans for the three years ended April 30, 2010, is as follows:

                                         Options Outstanding
                           ________________________________________________
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________      ______________     ___________

Balance April 30, 2007       1,012,066        2.813-24.250           5.150

   Granted                      95,000            3.330              3.330
   Exercised                  (292,464)           2.813              2.813
   Expired                    (151,602)       2.813-24.250           5.553
                             _________        ____________     ____________
Balance April 30, 2008         663,000        2.813-24.250           5.828

   Granted                     412,000        1.280-3.200            2.405
   Exercised                         -                  -                -
   Expired                    (109,325)       1.990-7.9800           4.738
                             _________        ____________     ____________
Balance April 30, 2009         965,675     $  1.280-24.250     $     4.491

   Granted                     899,500        1.530-2.650            2.549
   Exercised                   (17,125)       1.990-4.090            2.576
   Expired                    (221,250)       1.990-24.250           6.303
                             _________        ____________     ____________
Balance April 30, 2010       1,626,800     $  1.280-24.250     $     3.191
                             =========        ============      ==========

The Company periodically grants nonqualified stock options to non-employee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these non-employee directors are exercisable at a price representing the fair value at the date of grant, and expire either five or ten years after date of grant. Vesting periods for options currently granted under the plan range from one to two years. At April 30, 2010, 180,000 of the outstanding options are exercisable.

The status of the non-employee director options for the three years ended April 30, 2010, is as follows:

                                        Options Outstanding
                             ________________________________________________
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                             _________      _____________        ____________

Balance April 30, 2007        196,000         2.990-7.980               5.965

   Granted                     40,000            3.330                  3.330
   Exercised                        -                   -                   -
   Expired                          -                   -                   -
                             ________        ____________        ____________
Balance April 30, 2008        236,000         2.990-7.980               5.304

   Granted                     56,000            1.990                  1.990
   Exercised                        -                   -                   -
   Expired                          -                   -                   -
                             ________        ____________        ____________
Balance April 30, 2009        292,000       $ 1.990-7.980        $      4.668

   Granted                    140,000            2.570                  2.570
   Exercised                  (32,000)        1.990-3.330               2.325
   Expired                    (80,000)        2.990-7.980               5.672
                             ________        ____________        ____________
Balance April 30, 2010        320,000       $ 1.990-7.980        $      3.734
                             ========        ============        ============

Other Stock Option Expense

During fiscal 2009’s first quarter, the Company granted options to purchase 50,000 shares of the Company’s common stock to a privately held company in exchange for certain patents and other intellectual property. The options granted are exercisable at a price representing the fair value at the date of grant, are 100% exercisable on the date of grant and expire ten years after date of grant. The calculated fair value of these options is approximately $121 and was determined using the Black-Scholes option pricing model based upon the market price of the underlying common stock as of the date of grant, reduced by the present value of estimated future dividends, using an expected quarterly dividend rate of zero, an expected forfeiture rate of zero, a calculated volatility factor of 110% and a risk-free interest rate of 4.0%. Such calculated fair value has been charged in its entirety to the research and development expense line item in the accompanying consolidated statement of operations for this grant as of April 30, 2009. These stock option grants have been classified as equity instruments, and as such, a corresponding increase of $121 has been reflected in additional paid-in capital in the accompanying consolidated balance sheet as of April 30, 2009.

(8) Accrued Liabilities

Accrued liabilities consist of the following at April 30:

                                            2010      2009
                                          --------  --------
Contingently payable acquisition
   purchase price (See Note 2)            $    788  $    648
Payroll, including vacation                    334       490
Severance costs                                  -       174
Commissions                                    130        42
Bonuses                                        275         -
Other                                          211       335
                                          --------  --------
                                          $  1,738  $  1,689
                                          ========  ========

(9) Commitments and Contingencies

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements.  Rent charged to operations pursuant to such operating leases amounted to approximately $654 in 2010, $561 in 2009 and $655 in 2008.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2010 are as follows:

                                     Operating leases
                                     ________________
Year ending April 30:
2011                                    $      387
2012                                            34
Thereafter                                       -
                                           _______
                                        $      421
                                           =======

Purchases

At April 30, 2010, the Company had open purchase orders outstanding totaling $5.5 million primarily for inventory items to be delivered in the first six months of fiscal 2011. These purchase orders are cancelable.

License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay royalties on certain of these agreements. Royalties charged to operations pursuant to such agreements amounted to approximately $131 in 2010, $160 in 2009 and $171 in 2008.

Legal Proceedings

The Company is involved in a patent infringement action claiming the Company utilized an allegedly patented part. Should the case continue, management intends to contest the matter vigorously, and, in the opinion of management, the outcome of the action will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company is not involved in any other claim or legal action.

(10) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 4.5 percent effective January 1, 2008. In prior years the Company contributed up to 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $307, $249 and $239 in 2010, 2009 and 2008, respectively.

(11) Revenues by Geographic Location

The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies.  Revenues, total assets and long lived assets for 2010, 2009 and 2008 by geographic region is as follows:

                          United    Europe    Other*  Consolidated
                          States
                         _______   _______   ______   ____________

April 30, 2010
  Revenues             $  35,566  $  4,484   $ 3,970     $  44,020
  Total assets         $  17,511  $    133   $     9     $  17,653
  Long lived assets    $   2,738  $      0   $     0     $   2,738

April 30, 2009
  Revenues             $  19,088  $  4,793   $ 2,016     $  25,897
  Total assets         $  24,416  $    106   $    33     $  24,555
  Long lived assets    $   2,604  $      0   $     0     $   2,604

April 30, 2008
  Revenues             $  22,270  $  5,875   $ 2,748     $  30,893
  Total assets         $  26,030  $     78   $     2     $  26,110
  Long lived assets    $     686  $      0   $     0     $     686

*Principally Asia Pacific Region

(12) Quarterly Financial Data (Unaudited)

                                               Quarter Ended
                               ____________________________________________
Fiscal 2010                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $ 9,190      $10,673      $12,284    $11,873
Gross profit                     2,535        2,737        3,385      2,955
Net loss                          (978)      (1,616)      (6,538)    (1,611)
Net loss per diluted
common share                      (.11)        (.18)        (.74)      (.18)

                                               Quarter Ended
                               ____________________________________________
Fiscal 2009                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $ 7,563      $ 7,059      $ 5,635    $ 5,639
Gross profit                     2,628        2,399        1,739      1,688
Net loss                          (606)        (393)      (1,024)    (1,112)
Net loss per diluted
common share                      (.07)        (.04)        (.12)      (.13)

Earnings (loss) per share is calculated independently for each quarter and, therefore, may not equal the total for the year.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Dataram Corporation:

We have audited the accompanying consolidated balance sheets of Dataram Corporation and Subsidiaries as of April 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and Subsidiaries as of April 30, 2010 and 2009, and their results of operations and cash flows for each of the years in the three-year period ended April 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP
Lawrenceville, New Jersey
July 29, 2010

Selected Financial Data

(Not covered by Independent Registered Public Accounting Firm’s Reports)
(In thousands, except per share amounts)

Years Ended April 30,        2010       2009       2008       2007      2006
______________________       ____       ____       ____       ____      ____

Revenues                $  44,020   $ 25,897   $ 30,893  $  38,404  $ 41,795
Net earnings (loss)       (10,743)    (3,135)     1.608        770     2,772
Basic earnings (loss)
per share                   (1.21)      (.35)       .18        .09       .33
Diluted earnings (loss)
per share                   (1.21)      (.35)       .18        .09       .31
Current assets             14,810     18,533     24,865     23,893    24,108
Total assets               17,653     24,555     26,110     25,905    26,236
Current liabilities         6,261      3,075      2,491      2,573     2,710
Total stockholders'
equity                     11,392     21,099     23,619     23,332    23,526
Cash dividends paid             -          -      2,114      2,055     1,773

DIRECTORS AND CORPORATE OFFICERS

Directors

John H. Freeman
President and Chief Executive Officer
of Dataram Corporation

Thomas A. Majewski*
Principal, Walden Inc.

Roger C. Cady*
Principal, Arcadia Associates

Rose Ann Giordano*
President, Thomis Partners

*Member of audit committee

Corporate Officers

John H. Freeman
President and Chief Executive Officer

Mark E. Maddocks
Vice President, Finance and
Chief Financial Officer

Jeffrey H. Duncan
Vice President of Manufacturing
and Engineering

David A. Sheerr
General Manager, Micro Memory Bank

Anthony M. Lougee
Controller

Thomas J. Bitar
Secretary
Member, Dillon, Bitar & Luther, L.L.C.

Corporate Headquarters

Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550
609-799-0071

Auditors

J.H. COHN LLP
Lawrenceville, NJ

General Counsel

Dillon, Bitar & Luther, L.L.C.
Morristown, NJ

Transfer Agent and Registrar

American Stock Transfer and Trust Company
10150 Mallard Creek Drive
Suite 307
Charlotte, NC  28262

Stock Listing

Dataram's common stock is listed on
the NASDAQ with the trading symbol DRAM.

Annual Meeting

The annual meeting of shareholders
will be held on Thursday, September 23,
2010, at 11:00 a.m. at Dataram's
corporate headquarters at:
186 Princeton Road (Route 571)
West Windsor, NJ 08550

Form 10-K

A copy of the Company's Annual Report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550

Corporate Headquarters
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ 08550
Toll Free: 800-DATARAM
Phone: 609-799-0071
Fax: 609-799-6734
www.dataram.com